EXHIBIT 8

NAME OF SUBSIDIARIES	JURISDICTION OF INCORPORATION

Aladdin Knowledge Systems Inc.	New York
Aladdin Japan & Co. Inc.	Japan
Aladdin Western Europe Ltd. (formerly Aladdin Knowledge Systems UK Ltd)	England and Wales
Hafalad BV	The Netherlands
Aladdin Western Europe BV	The Netherlands
Aladdin Western Europe S.A.R.L. (formerly Aladdin France S.A.)	France
Aladdin Knowledge Systems Deutschland GmbH	Germany
Aladdin Asia Limited	Hong Kong
Aladdin Knowledge Espana S.L.	Spain